Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-170507) on Form S-8 of ServisFirst Bancshares, Inc. of our reports dated March 7, 2014, with respect to the consolidated balance sheets of ServisFirst Bancshares, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the Amendment No. 1 to the December 31, 2013 Annual Report on Form 10-K of ServisFirst Bancshares, Inc.

/s/ KPMG LLP

Birmingham, Alabama

March 13, 2014